TASEKO TO RELEASE Q1 2014 RESULTS

May 6, 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will release its Q1 2014 results after market close on Wednesday, May 7, 2014.

The Company will host a telephone conference call and live webcast on Thursday, May 8 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

Alternatively, a live webcast can be accessed at tasekomines.com.

The conference call will be archived for later playback until May 15, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 24727947.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.